Exhibit 1
FOR IMMEDIATE RELEASE

Craig M. Hammett - Sr. Vice President, Chief Financial Officer   402-341-4500

               CALENERGY ANNOUNCES ISSUANCE OF
   THE GOVERNMENT OF INDONESIA'S PRESIDENTIAL DECREE NO. 5

OMAHA, NEBRASKA, Monday, January 12, 1998 - CalEnergy Company, Inc. ("CalEnergy" or the "Company") (NYSE: CE; PCX;
LSE) announced today that the Government of Indonesia issued Presidential Decree of the Republic of Indonesia No. 5 of 1998 ("PD-5"), attached hereto as Exhibit A, on January 10, 1998. This decree rescinded Presidential Decree No. 47 of 1997 ("PD-47"). The overall effect to CalEnergy of PD-5 is to place unit one of CalEnergy's Patuha project, as well as several projects unrelated to CalEnergy, on reviewed status which was its purported original position under Presidential Decree No. 39 of 1997 ("PD-39"). PD-47 had moved unit one of the Patuha project and several unrelated projects to the continued status under PD-39.

The issuance of PD-5 was apparently in response to the demands of the International Monetary Fund ("IMF") to provide greater transparency to various decisions being made by the Indonesian Government. CalEnergy believes that PD-5, as it relates to the Patuha project, is inappropriate given that this project was awarded on an arms length basis (without regard to political relationships) and with complete transparency. Furthermore, the project has been financed by a consortium of international commercial lenders, the project has been under construction for more than one year including well drilling, and has obtained all necessary permits, approvals and governmental consents, including a sovereign guarantee from the Republic of Indonesia. CalEnergy's investment in the Patuha project is approximately $100,000,000 and is insured against political risks by the Overseas Private Investment Corporation ("OPIC"), which is an affiliate of the United States Treasury. To the extent that PD-5 abrogates the Patuha project contracts, resulting in a covered expropriation by the Government of Indonesia, CalEnergy will immediately pursue recovery of its lost investment, minus applicable deductibles, from OPIC and commercial insurers.

The recent financial situation in Indonesia, coupled with the overall financial problems throughout Asia, has raised doubt about the Government of Indonesia's overall willingness and/or capability to honor its contracts with CalEnergy. While PLN, the Government of Indonesia's wholly owned electric utility, has repeatedly confirmed their intention to honor CalEnergy's contracts for the Dieng, Patuha and Bali projects, the unexpected issuance of PD-5 creates doubt regarding such confirmations. CalEnergy will continue to work closely with the Government of Indonesia, OPIC and the United States Government to protect CalEnergy's interest in these projects. CalEnergy has an approximate total investment of $275,000,000 in Indonesia. After appropriate deductions for deductibles and non-insured developmental costs, CalEnergy expects that approximately $210,000,000 would be recoverable from OPIC and commercial political risk insurers to the extent that the Government of Indonesia abrogates contracts or otherwise expropriates all of CalEnergy's assets in Indonesia. Further, to the extent such an occurrence actually happens, future earnings growth expected from the Indonesian projects would obviously not occur. CalEnergy's total assets are approximately $7.6 billion.

                           -more-

CalEnergy Company, Inc.
January 12, 1998
Page 2

Separately, on January 9, 1998, Standard & Poor's ("S&P") affirmed its double "B" plus corporate credit and senior debt ratings on CalEnergy Company, Inc. and its double "B" minus rating on CalEnergy Capital Trust's preferred securities (see attached Exhibit B). S&P's affirmed ratings assume, in a worst-case scenario, that CalEnergy could potentially lose its entire investment in Indonesia.

"The economic situation in Indonesia has significantly worsened recently and the confusion newly created over the potential Presidential succession and the IMF rescue package makes the situation difficult to predict," stated David L. Sokol, Chairman and Chief Executive Officer. "While we continue to expect that the Government of Indonesia will honor its contractual obligations, we must recognize the severity of the financial situation in Indonesia, the confusion caused thereby and take all steps necessary to protect our investment. Given the issuance of Presidential Decree No. 5 we caution investors not to assume that the Indonesia situation will be clarified in less than six to twelve months."

The Company will hold an analyst/investor conference call to discuss Indonesia on January 29, 1998, the date the Company releases earnings for the fourth quarter of 1997.

CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to more than 1.5 million customers.

                      www.calenergy.com
                            # # #
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                                                        Exhibit A

        PRESIDENTIAL DECREE OF THE REPUBLIC OF INDONESIA
                          NO. 5 OF 1998
                            REGARDING

  CANCELLATION OF PRESIDENTIAL DECREE NO. 47 OF 1997 REGARDING CHANGE OF STATUS OF IMPLEMENTATION OF GOVERNMENTAL PROJECTS,
   STATE-OWNED COMPANIES AND PRIVATE PROJECTS RELATED WITH THE GOVERNMENT/STATE-OWNED COMPANIES THAT WERE PREVIOUSLY POSTPONED
                           OR REVIEWED


             PRESIDENT OF THE REPUBLIC OF INDONESIA,
Considering:
a)that, in the effort to overcome the monetary crisis that occurred in Indonesia in the recent months, it is considered necessary to take steps in retrenchment of expenditures in all sectors;
b)that, after conducting a more thorough review on the decision to continue several governmental projects, state-owned companies and private projects related with the government/state-owned companies which was previously decreed to be continued in Presidential Decree No. 47 of 1997, apparently require large amounts of funding and make the effort to overcome the crisis more difficult;
c)that, related to the aforementioned, it is considered necessary to cancel Presidential Decree No. 47 of 1997 regarding change of status of implementation of governmental projects, state-owned companies and private projects related with the government/state-owned companies that were previously postponed or reviewed;

Remembering:
1.Chapter 4 article 1 of the Basic Regulations of 1945;
2.Presidential Decree No. 39 Year 1997 regarding
  Postponement/Review of Governmental Projects, State-Owned
  Companies and Private Projects Related to the Government/State-
  Owned Companies;


                            DECIDED:

Determined: PRESIDENTIAL DECREE ON CANCELLATION OF PRESIDENTIAL
            DECREE NO. 47 OF 1997 REGARDING CHANGE OF STATUS OF IMPLEMENTATION OF GOVERNMENTAL PROJECTS, STATE-OWNED COMPANIES AND PRIVATE PROJECTS RELATED WITH THE GOVERNMENT/STATE-OWNED COMPANIES THAT WERE PREVIOUSLY POSTPONED OR REVIEWED

FIRST:
     Cancel Presidential Decree No. 47 of 1997 regarding Change of Implementation of Governmental Projects, State-Owned Companies' Projects, and Private Projects Related to the Government/State-Owned Companies That Were Previously Postponed or Reviewed.

                                                        Exhibit A
                                                        Page 2

SECOND:

     Projects referred to in the first decision are again projects with the status whose implementation are:

     A.   Reviewed:
       1.  The Semarang Section C toll road project
       2.  The Ujung Pandang toll road project
       3.  The Pondok Aren - Serpong toll road project
       4.  The JAMSOSTEK tower project
       5.  Patuha Unit 1 PLTP
       6.  Asahan 1 PLTA
       7.  Tanjung Jati "A" PLTU
       8.  Tanjung Jati "C" PLTU

     B.   Postponed:
       1.  The Aloha Waru - Tanjung Perak toll road project
       2.  Karaha PLTP (Stage 1 PLN)
       3.  Sarulla PLTP
       4.  Darajat PLTP Units 1 & 2
       5.  East Palembang PLTGU
       6.  Construction and Management of a New Airport to
           Replace the Polonia, Medan Airport Project.
       7.  Improvement of the Meteorological and Geophysical
           Equipment project

THIRD:
     This Presidential Decree is valid from the date decreed.



                                   Decreed in Jakarta
                                   On 10 January 1998
                                   President of the Republic of Indonesia
                                   (signed)
                                   Suharto
(unofficial translation)

                                                        Exhibit B


Friday January 9, 8:06 pm Eastern Time

Company Press Release

SOURCE:  Standard & Poor's CreditWire

S&P Affirms CalEnergy `BB+', CalEnergy Capital Trust `BB-`
          Ratings

NEW YORK, Jan. 9 /PRNewswire/ -- Standard & Poor's today affirmed its double -`B'- plus corporate credit and senior debt ratings on CalEnergy Co. Inc. and its double-`B' minus rating on CalEnergy
Capital Trust's preferred securities.

The affirmations follow Standard & Poor's downgrade of CE Indonesia Funding Corp.'s bank loan rating to double-`B' from double-`B'-plus and the downgrade of Republic of Indonesia's foreign currency sovereign credit rating to double -`B' from double-`B'-plus. Both ratings are under review for possible further rating downgrades (see earlier press release on Indonesia).

The economic and political environment in Indonesia increases the uncertainty that CalEnergy might realize a substantially different dividend stream than forecast from the Dieng, Patuha, and Bali geothermal projects. The Indonesian downgrades, for instance, reflect the increased risk of inconvertibility of the Rupiah to U.S. dollars and the transferability of U.S. dollars out of Indonesia. In addition, uncertainty, due in part to the political crisis, exists about the Indonesian government's continued support of the Indonesian independent power producers
(IPPs), particularly the support of the electricity sales contracts executed by the state-owned electricity company, PT Perusahaan Listrik Negara (Persero) (PLN).

In a worst-case scenario, CalEnergy could potentially lose its investment and not receive dividends from the Indonesian projects for any number of reasons. While the loss of that revenue stream would be substantial, CalEnergy's diversified equity cash flows from such projects and investments as Northern Electric PLC (triple-`B'-plus/stable/A-2), Coso Funding Corp. (triple-`B' senior notes), Salton Sea Funding Corp. (triple-`B'-minus senior notes), and the Falcon Seaboard IPPs and Philippine geothermal projects provide adequate cash flows to cover CalEnergy's senior debt at the double-`B'-plus rating level and the preferred securities at the double-`B'-minus level. Standard & Poor's emphasizes that the complete loss of the Indonesian projects is a worst-case situation and is unlikely to happen.

Standard & Poor's is conducting a comprehensive review of CalEnergy's Southeast Asian exposure and expects to comment in greater detail in coming weeks.

OUTLOOK:  STABLE

Standard & Poor's expects that CalEnergy's construction projects and operating projects will continue as forecast. The quality and certainty of current cash flow generation and attendant debt service abilities remain stable. However, the combination of near-term high leverage levels, reduced interest coverage as a result of the Kiewit Diversified Group acquisition, and CalEnergy's emerging economies exposure will limit upwards ratings movement in the near term, Standard & Poor's said. -- CreditWire

SOURCE:   Standard & Poor's CreditWire
Contact:  Peter Rigby,  New York (1) 212-208-8241

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